UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________

SCHEDULE 13D
_________________________

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 3)*

ADEONA PHARMACEUTICALS, INC.
(NAME OF ISSUER)

Common Stock, $.001 Par Value Per Share
(TITLE OF CLASS OF SECURITIES)

00685T 108
(CUSIP NUMBER)

Steve H. Kanzer
Pharmainvestors LLC
3985 Research Park Drive
Suite 8
Ann Arbor, MI 48108
(734) 929-9810

(NAME, ADDRESS, TELEPHONE NUMBER OF PERSON AUTHORIZED
TO RECEIVE NOTICES AND COMMUNICATION)

January 14, 2009
(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the Acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(d), 240.13d-1(f) or 240.13d-1(g), check the following box: / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §24013d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00685T 108	13D	Page 2 of 10 Pages

1.	NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Steve H. Kanzer
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*: (a) / / (b) /X/
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E): / /
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
7. 8. 9. 10.	SOLE VOTING POWER: SHARED VOTING POWER: SOLE DISPOSITIVE POWER: SHARED DISPOSITIVE POWER	646,304 shares* 7,086,380 shares** 646,304 shares* 7,086,380 shares**
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,732,684 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: / /
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 37.1%
14.	TYPE OF REPORTING PERSON: IN

* Consists of 375,246 shares held directly in Mr. Kanzer’s name and 271,058, shares issuable upon presently exercisable stock options exercisable at $2.01 per share held directly in Mr. Kanzer’s name.
** Consists of 7,086,379 shares held in the name of Accredited Venture Capital, LLC.

CUSIP NO. 00685T 108	13D	Page 3 of 10 Pages

1.	NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Accredited Venture Capital, LLC EIN 22-3821141
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*: (a) / / (b) /X/
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E): / /
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
7. 8. 9. 10.	SOLE VOTING POWER: SHARED VOTING POWER: SOLE DISPOSITIVE POWER: SHARED DISPOSITIVE POWER	0 shares 7,086,380 shares* 0 shares 7,086,380 shares*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,086,380 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:* / /
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 34.0%
14.	TYPE OF REPORTING PERSON*: OO

* Consists of 7,086,379 shares held in the name of Accredited Venture Capital, LLC.

CUSIP NO. 00685T 108	13D	Page 4 of 10 Pages

1.	NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Pharmainvestors, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*: (a) / / (b) /X/
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E): / /
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
7. 8. 9. 10.	SOLE VOTING POWER: SHARED VOTING POWER: SOLE DISPOSITIVE POWER: SHARED DISPOSITIVE POWER	0 shares 7,086,380 shares* 0 shares 7,086,380 shares*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,086,380shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:* / /
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 34.0%
14.	TYPE OF REPORTING PERSON*: OO

* Consists of 7,086,379 shares held in the name of Accredited Venture Capital, LLC.

CUSIP NO. 00685T 108	13D	Page 5 of 10 Pages

Item 1.    Security and Issuer.
This Statement on Schedule 13D relates to the common shares, $.001 par value (the "Common Shares"), of Adeona Pharamceuticals, Inc. a Delaware corporation, with principal executive offices located at 3930 Varsity Drive, Ann Arbor, MI 48108 (the "Issuer").

Item 2.    Identity and Background.
(a)        This Amendment to Schedule 13D is being filed on behalf of Accredited Venture Capital, LLC, a Delaware limited liability company, Pharmainvestors, LLC, a Delaware limited liability company and the Managing Member of Accredited Venture Capital, LLC, and Steve H. Kanzer, Managing Member of Pharmainvestors, LLC (together, the “Reporting Persons”).
The Reporting Persons are filing this statement pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934. By their signatures on this Statement, the Reporting Persons agree that this Statement is filed on their behalf.
(b)        The principal business of Accredited Venture Capital, LLC is making and managing investments in the biotechnology sector.
(c)        The principal business of Pharmainvestors, LLC is making and managing investments in the biotechnology sector.
(d)        Mr. Kanzer’s present occupation is Chairman of the Issuer. The principal business address of Mr. Kanzer is 3930 Varsity Drive, Ann Arbor MI 48108. Mr. Kanzer is a citizen of the United States of America.
(e)        None of the persons referred to above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations).
(f)         None of the persons referred to above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, prohibiting or mandating activities subject to, United States Federal or State securities laws or finding any violation with respect to such laws.

CUSIP NO. 00685T 108	13D	Page 6 of 10 Pages

Item 3.    Source and Amount of Funds or Other Consideration.
On October 31, 2006, Pipex Therapeutics, Inc., a Delaware corporation, merged with and into Pipex Therapeutics Acquisition Corp., a wholly owned subsidiary of the Issuer. At the effective time of the merger, every share of Pipex Therapeutics Inc.'s issued and outstanding common shares were cancelled and converted into one common share of the Issuer. As a result, Accredited Venture Capital, LLC (AVC) acquired 7,086,379 of the Issuer's common shares. All of these shares were initially acquired from Pipex Therapeutics, Inc. in exchange for a $1.1 million cash investment and additional cash investments totaling $3,274,728 in the form of non-interest bearing loans made by Accredited Venture Capital LLC to Pipex Therapeutics, Inc. from 2002 through October 2006. On November 1, 2006, the effective time of the merger, these investments were converted into 7,086,379 shares of common stock, and non-callable ten year warrants to purchase 832,606 shares of common stock at an exercise price of $2.22 per share, of the Issuer. By agreement between the Issuer and AVC dated January 14, 2009, such warrants to purchase 832,606 shares of common stock were cancelled.  The number of shares and per share amounts presented in this Item 3 have been retroactively restated to reflect the Issuer’s three for one reverse stock split on April 25, 2007.

Also, at the effective time of the merger, each option to purchase shares of Pipex Therapeutics, Inc.’s common shares was converted into the right to receive, upon exercise of such option, an equal number of shares of the Issuers’ common shares. As a result, Mr. Kanzer’s options to purchase 271,058 shares of Pipex Therapeutics, Inc.’s common shares, at an exercise price of $2.01 per share, were converted into an equal number of options to purchase shares of the Issuer’s common stock.

In October and November 2006, the Issuer completed a private placement. In connection with this private placement, Accredited Venture Capital, LLC received 373,369 warrants to acquire 373,369 shares of the Issuer’s common stock at $2.22 per share for placement agent services performed on behalf of the Issuer.  By agreement between the Issuer and AVC dated January 14, 2009, such warrants to purchase 373,369 shares of common stock were cancelled.

On January 7, 2007, Mr. Kanzer received 7,651 warrants to purchase 7,651 shares of the Issuer’s common stock at an exercise price of $3.30 in exchange for previously issued warrants to purchase common stock shares of Effective Pharmaceuticals, Inc. (“EPI”) in connection with the Issuer’s acquisition of EPI.  By agreement between the Issuer and AVC dated January 14, 2009, such warrants to purchase 7,651 shares of common stock were cancelled.

On February 21, 2007, Mr. Kanzer purchased 31,746 shares of the Issuer’s common stock at a purchase price of $3.15 per share in privately negotiated transactions with institutional investors for a total purchase price of $100,000.

On February 27, 2007, Mr. Kanzer purchased 33,333 shares of the Issuer’s common stock at a purchase price of $3.75 per share in privately negotiated transaction with institutional investors for a total purchase price of $125,000.

CUSIP NO. 00685T 108	13D	Page 7 of 10 Pages

On April 16, 2007, Mr. Kanzer purchased 53,667 shares of the Issuer’s common stock in the public markets at a weighted average purchase price of $5.81 per share for a total purchase price of $311,940.

On April 17, 2007, Mr. Kanzer purchased 22,000 shares of the Issuer’s common stock in the public markets at a weighted average purchase price of $6.07 per share for a total purchase price of $133,640.

On May 11, 2007, Mr. Kanzer purchased 26,500 shares of the Issuer’s common stock in the public markets at a weighted average purchase price of $5.30 per share for a total purchase price of $140,450.

On July 16, 2007, Mr. Kanzer purchased 81,000 shares of the Issuer’s common stock in the public markets at a weighted average purchase price of $4.84 per share for a total purchase price of $392,040.

On July 17, 2007, Mr. Kanzer purchased 25,000 shares of the Issuer’s common stock in the public markets at a weighted average purchase price of $5.25 per share for a total purchase price of $131,250.

On July 23, 2007, Mr. Kanzer purchased 29,700 shares of the Issuer’s common stock in the public markets at a weighted average purchase price of $6.75 per share for a total purchase price of $200,475.

On July 24, 2007, Mr. Kanzer purchased 8,000 shares of the Issuer’s common stock in the public markets at a weighted average purchase price of $7.13 per share for a total purchase price of $57,040.

On July 25, 2007, Mr. Kanzer purchased 14,300 shares of the Issuer’s common stock in the public markets at a weighted average purchase price of $7.23 per share for a total purchase price of $103,389.

On April 11, 2008, Mr. Kanzer purchased 50,000 shares of the Issuer’s common stock in the public markets at a weighted average purchase price of $0.89 per share for a total purchase price of $44,428.

CUSIP NO. 00685T 108	13D	Page 8 of 10 Pages

Item 4.    Purpose of the Transaction.

On January 14, 2009, the issuer and Accredited Venture Capital, LLC (“AVC”) entered into an agreement pursuant to which:

•	AVC agreed to cancel warrants to purchase 1,213,626 shares of common stock of the Issuer exercisable at $2.22 and 7,651 shares of common stock of the Issuer exercisable at $3.30 per share;

•	The Issuer also agreed to register for resale the 7,086,379 shares of common stock of the Issuer held by AVC under the Securities Act of 1933, as amended; and

•
The Issuer is obligated, at its expense, to file the registration statement contemplated by the agreement within 30 days of the date of the agreement, to have such registration statement declared effective within 60 days of filing and to maintain the effectiveness of such registration statement until such time as the shares registered pursuant to such registration statement can be sold publicly pursuant to an available exemption from registration.  The Issuer is obligated to list the shares being registered on any national securities exchange on which a class of the Issuer’s equity securities is listed.  Finally, the Issuer is obligated to use its best efforts to make and keep public information available as contemplated by Rule 144 under the Securities Act of 1933, as amended.

Steve H. Kanzer is the managing member of Pharmainvestors LLC, the managing member of Accredited Venture Capital LLC.  Mr. Kanzer currently serves as Chairman of the Issuer.

The Reporting Persons do not have any current definite plans or proposals which would relate to or result in:

(a)        the acquisition or disposition of securities of the Issuer other than as herein disclosed;
(b)        an extraordinary corporate transaction such as a merger; reorganization or liquidation involving the Issuer or any of its subsidiaries;
(c)        a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)        any changes in the present board of directors or management of the Issuer;
(e)        any material change in the present capitalization or dividend policy of the Issuer;
(f)         any changes in the Issuer’s charter or by-laws which may impede the acquisition of control of the Issuer by any person;
(g)        Any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer.

            (a)        As of the date hereof, the Issuer has 20,838,528 common shares issued and outstanding.

(b)        Assuming the exercise in full of the presently exercisable options held by Mr. Kanzer, the Reporting Persons have sole or shared voting and dispositive power over 7,732,684 shares of the Issuer. As a result, the Reporting Persons beneficially own approximately 37.1% of the Issuer’s outstanding shares of common stock.

CUSIP NO. 00685T 108	13D	Page 9 of 10 Pages

(c)        The following transactions in the Issuer’s common stock have been effected during the past 60 days by the Reporting Persons:

On January 14, 2009, the issuer and Accredited Venture Capital, LLC (“AVC”) entered into an agreement pursuant to which:

•	AVC agreed to cancel warrants to purchase 1,213,626 shares of common stock of the Issuer exercisable at $2.22 and 7,651 shares of common stock of the Issuer exercisable at $3.30 per share;

•	The Issuer also agreed to register for resale the 7,086,379 shares of common stock of the Issuer held by AVC under the Securities Act of 1933, as amended; and

•
The Issuer is obligated, at its expense, to file the registration statement contemplated by the agreement within 30 days of the date of the agreement, to have such registration statement declared effective within 60 days of filing and to maintain the effectiveness of such registration statement until such time as the shares registered pursuant to such registration statement can be sold publicly pursuant to an available exemption from registration.  The Issuer is obligated to list the shares being registered on any national securities exchange on which a class of the Issuer’s equity securities is listed.  Finally, the Issuer is obligated to use its best efforts to make and keep public information available as contemplated by Rule 144 under the Securities Act of 1933, as amended.

(d)        The only interest in the securities of the Issuer which the Reporting Persons hold are the interests which have been described above in Item 3.

(e)         Not Applicable

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On January 14, 2009, the issuer and Accredited Venture Capital, LLC (“AVC”) entered into an agreement pursuant to which:

•	AVC agreed to cancel warrants to purchase 1,213,626 shares of common stock of the Issuer exercisable at $2.22 and 7,651 shares of common stock of the Issuer exercisable at $3.30 per share;

•	The Issuer also agreed to register for resale the 7,086,379 shares of common stock of the Issuer held by AVC under the Securities Act of 1933, as amended; and

•
The Issuer is obligated, at its expense, to file the registration statement contemplated by the agreement within 30 days of the date of the agreement, to have such registration statement declared effective within 60 days of filing and to maintain the effectiveness of such registration statement until such time as the shares registered pursuant to such registration statement can be sold publicly pursuant to an available exemption from registration.  The Issuer is obligated to list the shares being registered on any national securities exchange on which a class of the Issuer’s equity securities is listed.  Finally, the Issuer is obligated to use its best efforts to make and keep public information available as contemplated by Rule 144 under the Securities Act of 1933, as amended.

The agreement described above is filed as Exhibit 7.1 and is incorporated herein by this reference.  The preceding summary is not intended to be complete and is qualified in its entirety by reference to such exhibit.

Item 7.     Material to be Filed as Exhibits

CUSIP NO. 00685T 108	13D	Page 10 of 10 Pages

Signatures

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2009

/s/ Steve H. Kanzer	ACCREDITED VENTURE CAPITAL, LLC
Steve H. Kanzer
By: Pharmainvestors, LLC
Its: Managing Member

	By:	/s/ Steve H. Kanzer
Steve H. Kanzer
Managing Member

PHARMAINVESTORS, LLC

By: /s/ Steve H. Kanzer
Steve H. Kanzer
Managing Member